

October 12, 2010

Mack Bradley
President
RxBids
9050 W. Warm Springs Rd. #12-2129
Las Vegas, NV 89148

> **Re:** **RxBids**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 4, 2010**
> **File No. 000-53373**

Dear Mr. Bradley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you obtained consents for the actions described in your filing from five shareholders who each own less than 5% of your outstanding shares and who are not officers or directors of your company. Accordingly, it appears you may have engaged in a solicitation as defined in Rule 14a-1(l). Please tell us the sequence of events through which these consents were obtained. Alternatively, you may file a preliminary proxy statement on Schedule 14A.

 Board of Directors' Authority to Effect Re-Capitalizations

2. Please expand your discussion to provide a balanced discussion of the general effects of amending the Articles of Incorporation to allow the Board of Directors

to recapitalize without shareholder approval. Disclose any potential anti-takeover effects as well as any material consequences to existing stockholders.

Exemption from the Control Share Acquisitions Act

3.      Regarding the proposal to opt out of the Nevada Control Share Acquisitions Act, please revise to add a brief discussion of the Act to provide shareholders with contextual background. Disclose the general effects of the proposal and explain whether the proposal will affect how the company is treated under the Act. In this regard, we note your disclosure that the bylaws already allow you to opt out of the Act.


In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3462.

Sincerely,


Maryse Mills-Apenteng
Special Counsel


cc:     Via facsimile at (801) 355-7126
        Branden T. Burningham, Esq.